UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40541

DiDi Global Inc.

No. 1 Block B, Shangdong Digital Valley

No. 8 Dongbeiwang West Road

Haidian District, Beijing

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          ☒         Form 40-F         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit 99.1 — Press Release — DiDi Announces Results of Extraordinary General Meeting

Exhibit 99.2 — Press Release — DiDi Provides Notification to Delist its ADSs from NYSE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DiDi Global Inc.

By :	/s/ Will Wei Cheng
Name :	Will Wei Cheng
Title :	Chairman of the Board of Directors and Chief Executive Officer

Date: May 23, 2022